As confidentially submitted to the Securities and Exchange Commission on September 22, 2017, pursuant to Section 6(e) of the Securities Act of 1933, as amended, as Amendment No. 1 to the draft registration statement.

This Amendment No. 1 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SPERO THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	46-4590683
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

675 Massachusetts Avenue, 14th Floor

Cambridge, Massachusetts 02139

(857) 242-1600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ankit Mahadevia, M.D.

President and Chief Executive Officer

Spero Therapeutics, Inc.

675 Massachusetts Avenue, 14th Floor

Cambridge, Massachusetts 02139

(857) 242-1600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Matthew J. Gardella, Esq. Lewis J. Geffen, Esq. Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. One Financial Center Boston, Massachusetts 02111 (617) 542-6000	Peter N. Handrinos, Esq. Nathan Ajiashvili, Esq. Latham & Watkins LLP 200 Clarendon Street Boston, Massachusetts 02116 (617) 948-6000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)(2)
Common stock, $0.001 par value per share	$	$

(1)	Includes shares of common stock that the underwriters have the option to purchase. Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate initial public offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 1 to the draft registration statement on Form S-1 of Spero Therapeutics, Inc. is being confidentially submitted solely for the purpose of adding exhibits to the original draft registration statement that was confidentially submitted on August 25, 2017. Other than the addition of exhibits and corresponding changes to the exhibit index, the remainder of the draft registration statement remains unchanged. Accordingly, the prospectus that forms a part of the draft registration statement is not reproduced in this Amendment No. 1. This Amendment No. 1 does not reflect events occurring after the submission date of the original draft registration statement, or modify or update the disclosures therein in any way other than as required to reflect the amendment set forth below.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and The NASDAQ Global Market initial listing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
NASDAQ Global Market initial listing fee		*
Blue Sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accountants’ fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Our amended and restated certificate of incorporation that will become effective upon completion of this offering provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our amended and restated certificate of incorporation provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The amended and restated certificate of incorporation further provides that any repeal or modification of such article by our stockholders or amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Our amended and restated by-laws that will become effective upon completion of this offering provide that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article              of the amended and restated by-laws further provides for the advancement of expenses to each of our directors and, in the discretion of our board of directors, to certain officers and employees.

In addition, the amended and restated by-laws provide that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the amended and restated certificate of incorporation or amended and restated by-laws, agreement, vote of stockholders or otherwise. Furthermore, Article              of the amended and restated by-laws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article              of the amended and restated by-laws.

In connection with the sale of common stock being registered hereby, we have entered into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the amended and restated certificate of incorporation and amended and restated by-laws.

We also maintain a general liability insurance policy, which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act of 1933, as amended, or the Securities Act:

In January 2014, we issued and sold 1,531,148 bridge units to investors upon the conversion of convertible notes in a total amount of $1,531,148.

In March 2014, we issued 150,000 common units to MGH as consideration in connection with entering into a license agreement with MGH.

In April 2014, we issued an aggregate of 3,438,318 junior preferred units, consisting of (i) 1,500,000 junior preferred units issued and sold at a price per unit of $1.00 for an aggregate purchase price of $1.5 million, and (ii) 1,938,318 junior preferred units issued upon the conversion of the 2014 bridge units.

In September 2014, we issued 58,495 common units to Ascenion, as consideration in connection with entering into a license agreement with Ascenion.

In January 2015, we issued and sold 8,000 bridge units to existing investors at a price per unit of $1,000 for an aggregate purchase price of $8.0 million. Such bridge units were subsequently exchanged for Class A-1 preferred units.

In June 2015, we issued an aggregate of 4,202,278 Class A-1 preferred units, consisting of (i) 2,279,202 Class A-1 preferred units issued to existing investors in exchange for 8,000 bridge units, and (ii) 1,923,076 Class A-1 preferred units issued and sold at a price per unit of $3.90 for an aggregate purchase price of approximately $7.5 million. The Class A-1 preferred units were subsequently reclassified as Class A preferred units.

In February 2016, we issued and sold 5,909,089 Class B-1 preferred units at a price per unit of $4.40, for an aggregate purchase price of approximately $26.0 million. The Class B-1 preferred units were subsequently reclassified as Class B preferred units.

In December 2016, we issued and sold 8,500 bridge units at a price per unit of $1,000 for an aggregate purchase price of approximately $8.5 million. Such bridge units were subsequently converted into Class C preferred units.

In March 2017, we issued an aggregate of 29,647,582 Class C preferred units, consisting of (i) 5,321,112 Class C preferred units in exchange for 8,500 bridge units and (ii) 24,326,470 Class C preferred units at a price per unit of $1.7749 for an aggregate purchase price of approximately $43,177,052.

On June 30, 2017, as part of the Reorganization, each of the capital units of Spero Therapeutics, LLC issued and outstanding prior to the Reorganization was cancelled and converted into and exchanged for one share of Spero Therapeutics, Inc. capital stock of the same class and/or series.

In July 2017, after the consummation of the Reorganization, we sold to Joel Sendek, our Chief Financial Officer, 61,880 shares of our Series C preferred stock, at a purchase price of $1.7749 per share, for an aggregate purchase price of $109,831. Such purchase and sale was made in accordance with the terms of Mr. Sendek’s offer letter.

Prior to the Reorganization, we had granted a total of 2,621,636 incentive units to our employees, directors, and consultants, pursuant to the operating agreement of Spero Therapeutics, LLC, as amended, at threshold prices ranging between $0.21 and $0.96 per incentive unit. In connection with the Reorganization, such incentive units were cancelled as they were deemed to be valueless based on a liquidation valuation basis for federal income tax purposes and pursuant to contractual rights under the operating agreement of Spero Therapeutics, LLC. Promptly after the Reorganization, previous holders of incentive units who were still employed by us at the time of the Reorganization received stock options under the 2017 Plan. Such stock options were granted for the same number of shares of our common stock as the number of incentive units cancelled, and the stock options were granted on the same vesting terms and with similar rights and restrictions as the incentive units. Effective on July 6, 2017, we granted stock options to purchase an aggregate of 9,187,971 shares of our common stock. All such stock options have an exercise price of $0.97. Further, on July 17, 2017, we granted to Frank Thomas, a newly appointed member of our board of directors, stock options to purchase 185,454 shares of our common stock, at an exercise price of $0.97 per share.

No underwriters were used in the foregoing transactions, and no discounts or commissions were paid. All sales of securities described above were exempt from the registration requirements of the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 promulgated under the Securities Act or Regulation D promulgated under the Securities Act, relating to transactions by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Cambridge, Massachusetts, on the      day of             , 2017.

SPERO THERAPEUTICS, INC.

By:
Ankit Mahadevia, M.D.
President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned directors and officers of Spero Therapeutics, Inc., hereby severally constitute and appoint Ankit Mahadevia, M.D. and Joel Sendek, and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of Spero Therapeutics, Inc., and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	President and Chief Executive Officer and Director (Principal Executive Officer)	, 2017
Ankit Mahadevia, M.D.

Joel Sendek	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2017

	Director	, 2017
Casper Breum

	Director	, 2017
Milind Deshpande, Ph.D.

	Director	, 2017
Jean-François Formela, M.D.

	Director	, 2017
Vikas Goyal

	Director	, 2017
Reza Halse, Ph.D.

	Director	, 2017
Frank Thomas

	Director	, 2017
Patrick Vink, M.D.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of the Registrant (currently in effect).

3.2*	Certificate of Amendment to the Restated Certificate of Incorporation of the Registrant.

3.3*	Form of Amended and Restated Certificate of Incorporation of the Registrant to be filed with the Secretary of State of the State of Delaware and effective upon completion of this offering.

3.4**	By-Laws of the Registrant.

3.5*	Form of Amended and Restated By-Laws of the Registrant to be effective upon completion of this offering.

4.1*	Form of Common Stock Certificate.

4.2**	Investors’ Rights Agreement, dated as of June 30, 2017, by and between the Registrant and the other parties thereto.

5.1*	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

10.1**†	2017 Stock Incentive Plan.

10.2**†	Form of Stock Option Agreement under 2017 Stock Incentive Plan.

10.3**†	Form of Restricted Stock Agreement under 2017 Stock Incentive Plan.

10.4**†	Form of Director and Officer Indemnification Agreement.

10.5*	Employment Agreement, dated , by and between the Registrant and Ankit Mahadevia, M.D.

10.6*	Employment Agreement, dated , by and between the Registrant and Joel Sendek.

10.7*	Employment Agreement, dated , by and between the Registrant and Thomas Parr Jr., Ph.D.

10.8*	Employment Agreement, dated , by and between the Registrant and Cristina Larkin.

10.9**†	Letter Agreement, dated June 24, 2015, by and between the Registrant and John Tomayko, M.D.

10.10**†	Termination and Release, dated April 14, 2017, by and between the Registrant and John Tomayko, M.D.

10.11**	Lease Agreement, dated August 24, 2015, by and between the Registrant and U.S. REIF Central Plaza Massachusetts, LLC with respect to 675 Massachusetts Avenue.

10.12**	Sublease, dated July 6, 2016, by and between the Registrant and Tetraphase Pharmaceuticals, Inc. with respect to 480 Arsenal Street.

10.13#	Stock Purchase Agreement, dated June 6, 2016, by and among Spero Cantab, Inc., the Registrant, Spero Cantab UK Limited, PBB Distributions Limited, New Pharma License Holdings Limited, Cantab Anti-Infectives Ltd and Pro Bono Bio PLC, as amended by Amendment to Stock Purchase Agreement, dated July 18, 2017.

10.14#	Assignment and License Agreement, dated May 9, 2016, by and among Spero Trinem, Inc., the Registrant and Vertex Pharmaceuticals Incorporated.

10.15#	License Agreement, dated June 14, 2017, by and between the Registrant and Meiji Seika Pharma Co., Ltd., as supplemented by Addendum to License Agreement, dated June 14, 2017.

10.16#	Amended and Restated License Agreement, dated June 28, 2017, by and between Spero Potentiator, Inc. and Northern Antibiotics Oy (Ltd.).

16.1**	Letter of KPMG LLP, dated August 25, 2017, regarding changes in the Registrant’s certifying accountants.

21.1**	Subsidiaries of the Registrant.

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

Exhibit Number	Description of Exhibit

23.2*	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1).

24.1*	Power of Attorney (included on signature page).

*	To be filed by amendment.

**	Previously filed.

#	Confidential treatment is being requested for portions of this exhibit. These portions have been omitted from the registration statements and are being filed separately with the Securities and Exchange Commission.

†	Denotes management compensation plan or contract.